January 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tastemaker Acquisition Corp.
Registration Statement on Form S-1
File No. 333-249278

Dear Sir/Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the sole book-running manager for the proposed public offering of units of Tastemaker Acquisition Corp. (the “Company”), pursuant to the above-referenced Registration Statement, hereby joins in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern time, on January 7, 2021, or as soon as possible thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advises that as of the date hereof, 750 copies of the Preliminary Prospectus, dated December 31, 2020, have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced proposed offering.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By: /s/ Chris Hagar

Name: Chris Hagar

Title: Managing Director